82-2142

04012866

invensys

RLS Admin/Letters/2004/0012

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

9 February 2004

SUPPL

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning Major Interests in Shares.

Yours faithfully,

John R W Clayton
Company Secretary

Copy to: Mr. S. Ahmad
Mr. M. Downing

dw 2/18

"emailalert@hemscott.co.uk" <emailalert
06/02/2004 17:06

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Holding(s) in Company

This Email News Alert service is brought to you by Invensys

RNS Number:1391V
Invensys PLC
06 February 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

Standard Life Investments

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a
non-beneficial interest or in the case of an individual holder if it is
a

holding of that person's spouse or children under the age of 18

The notification has been made by Standard Life Investments on behalf of
Standard Life Group

4) Name of the registered holder(s) and, if more than one holder, the

number of shares held by each of them

Stanlife Nominees Limited

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 25p each

10) Date of transaction

5 February 2004

11) Date company informed

6 February 2004

12) Total holding following this notification

106,469,276

13) Total percentage holding of issued class following this notification

3.04%

14) Any additional information

15) Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Director - Group Marketing and Communications 020 78213539

16) Name of company official responsible for making this notification

Jaime Tham, Assistant Secretary

Date of notification: 6 February 2004

END

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